Exhibit 99.2

HANWHA SOLARONE CO., LTD.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

HANWHA SOLARONE CO., LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		As of December 31,	As of September 30,
	Note	2012 *	2013	2013
		(RMB’000)	(RMB’000)	(US$’000)
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents		676,476	1,049,760	171,529
Restricted cash		150,462	417,724	68,256
Accounts receivable (net of allowance for doubtful accounts of RMB89,088,000 and RMB89,088,000 as of December 31, 2012 and September 30, 2013 (unaudited), respectively)		956,969	1,018,858	166,480
Inventories – net	3	838,727	793,100	129,592
Advance to suppliers (net of provision of loss of RMB631,362,000 and RMB631,362,000 as of December 31, 2012 and September 30, 2013 (unaudited), respectively)		166,838	176,633	28,862
Deferred tax assets – net		150,297	—	—
Derivative contracts	7	—	5,310	868
Amount due from related parties –net		420,610	440,365	71,955
Other current assets – net	4	359,465	243,119	39,726

Total current assets		3,719,844	4,144,869	677,268
Non-current assets:
Long-term prepayments		184,065	142,363	23,262
Fixed assets – net		4,779,873	4,560,547	745,188
Intangible assets – net		335,047	273,889	44,753
Deferred tax assets – net		107,304	2,946	481
Long-term deferred expenses		25,200	13,491	2,204

Total non-current assets		5,431,489	4,993,236	815,888

Total assets		9,151,333	9,138,105	1,493,156

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	5	1,162,372	1,057,333	172,767
Long-term bank borrowings, current portion	5	467,204	209,032	34,156
Accounts payable		1,061,723	941,668	153,867
Notes payable		314,517	493,140	80,578
Accrued expenses and other liabilities		400,537	383,625	62,684
Customer deposits		36,314	78,643	12,850
Unrecognized tax benefit	6	143,473	143,473	23,443
Derivative contracts	7	17,311	8,307	1,357
Amount due to related parties		72,045	238,262	38,932

Total current liabilities		3,675,496	3,553,483	580,634
Non-current liabilities:
Long-term bank borrowings	5	2,285,106	2,520,680	411,876
Long-term notes	8	—	614,800	100,458
Long-term payable		50,000	50,000	8,170
Deferred tax liabilities		24,798	24,356	3,980
Convertible bonds	9	368,590	477,635	78,045

Total non-current liabilities		2,728,494	3,687,471	602,529

Total liabilities		6,403,990	7,240,954	1,183,163
Commitments and contingencies	13
Redeemable ordinary shares (par value US$0.0001 per share; 20,070,375 and 20,070,375 shares issued and outstanding at December 31, 2012 and September 30, 2013 (unaudited), respectively)	11	24	24	4
Shareholders’ equity
Ordinary shares (par value US$0.0001 per share; 1,000,000,000 and 1,000,000,000 shares authorized; 423,395,432 shares and 424,395,432 shares issued and outstanding at December 31, 2012 and September 30, 2013 (unaudited), respectively)		316	316	52
Additional paid-in capital		4,004,199	4,006,488	654,655
Statutory reserves		174,456	174,456	28,506
Accumulated deficits		(1,430,433)	(2,282,693)	(372,989)
Accumulated other comprehensive loss		(1,219)	(1,440)	(235)

Total shareholders’ equity		2,747,319	1,897,127	309,989

Total liabilities, redeemable ordinary shares and shareholders’ equity		9,151,333	9,138,105	1,493,156

*	The consolidated balance sheet at December 31, 2012 has been derived from the audited financial statements included in Annual Report on Form 20-F of Hanwha SolarOne Co., Ltd. for the year ended December 31, 2012.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

HANWHA SOLARONE CO., LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Nine Months Ended September 30,
	Note		2012	2013		2013
			(RMB’000)	(RMB’000)		(US$’000)
			(unaudited)	(unaudited)
Net revenues:
Third parties			2,073,437		2,149,062		351,154
Related parties			768,280		1,281,715		209,430

Total net revenues			2,841,717		3,430,777		560,584

Cost of revenues			(2,905,472)		(3,278,790)		(535,750)

Gross profit (loss)			(63,755)		151,987		24,834
Operating expenses:
Selling expenses			(232,905)		(251,321)		(41,066)
General and administrative expenses			(194,054)		(215,624)		(35,233)
Research and development expenses			(64,111)		(68,097)		(11,127)

Total operating expenses			(491,070)		(535,042)		(87,426)

Operating loss			(554,825)		(383,055)		(62,592)
Interest expense			(225,588)		(238,407)		(38,955)
Interest income			12,604		13,084		2,138
Exchange gains (losses)			(12,794)		35,023		5,723
Changes in fair value of derivative contracts	7		8,014		28,703		4,690
Changes in fair value of conversion feature of convertible bonds	9		(7,103)		(38,662)		(6,317)
Loss on extinguishment of debt	9		(82,713)		—		—
Other income			6,526		4,275		698
Other expenses			(12,241)		(15,545)		(2,540)

Loss before income taxes			(868,120)		(594,584)		(97,155)
Income tax expenses	6		(24,329)		(257,676)		(42,104)

Net loss attributable to Hanwha SolarOne Co., Ltd.’s shareholders			(892,449)		(852,260)		(139,259)

Net loss attributable to Hanwha SolarOne Co., Ltd.’s shareholders per share:
Basic	14	RMB	(2.11)	RMB	(2.01)	US$	(0.33)
Diluted	14	RMB	(2.11)	RMB	(2.01)	US$	(0.33)
Number of shares used in computation of net loss per share:
Basic	14		422,031,787		423,114,098		423,114,098
Diluted	14		422,031,787		423,114,098		423,114,098
Other comprehensive loss, net of tax
Foreign currency translation adjustment			(861)		(221)		(36)

Comprehensive loss attributable to Hanwha SolarOne Co., Ltd.’s shareholders			(893,310)		(852,481)		(139,295)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

HANWHA SOLARONE CO., LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the Nine Months Ended September 30,
	Note	2012	2013	2013
		(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)	(unaudited)
Cash flows from operating activities:
Consolidated net loss		(892,449)	(852,260)	(139,259)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Unrealized loss (gain) from derivative contracts	7	12,255	(14,314)	(2,339)
Changes in fair value of conversion feature of convertible bonds		7,103	38,662	6,317
Loss from disposal of fixed assets		7,133	9,061	1,481
Gain from disposal of intangible assets		—	(342)	(56)
Loss on extinguishment of debt	9	82,713	—	—
Amortization of convertible bonds discount		70,284	70,383	11,500
Depreciation and amortization		265,923	325,337	53,160
Amortization of long-term deferred expense		16,961	17,108	2,795
Provision for doubtful debt of other current assets		—	11,854	1,937
Reversal of provision for an amount due from a related party		—	(7,980)	(1,304)
Stock compensation expenses	10	6,001	2,289	374
Write-down of inventories	3	272,125	102,986	16,828
Deferred tax expense		23,268	254,213	41,538
Warranty provision	12	25,983	31,226	5,102
Warranty settlements and reversals	12	(16,646)	(34,018)	(5,558)
Changes in operating assets and liabilities:
Restricted cash		(72,011)	(302,459)	(49,421)
Accounts receivable		(617,918)	(74,760)	(12,216)
Notes receivable		54,779	(6,663)	(1,089)
Inventories		(345,042)	(57,359)	(9,372)
Advance to suppliers and long-term prepayments		101,656	31,907	5,214
Other current assets		197,603	118,480	19,360
Intangible assets		(7,104)	56,677	9,261
Long-term deferred expenses		(1,484)	(505)	(83)
Amount due from related parties		(180,752)	(11,775)	(1,924)
Accounts payable		241,458	93,966	15,354
Notes payable		184,456	178,876	29,228
Accrued expenses and other liabilities		(12,909)	117	19
Amount due to related parties		(38,381)	104,737	17,114
Customer deposits		3,449	42,329	6,917

Net cash provided by (used in) operating activities		(611,546)	127,773	20,878
Cash flows from investing activities:
Acquisition of fixed assets		(526,555)	(327,020)	(53,435)
Disposal of fixed assets		—	2,497	408
Change in restricted cash		68,956	(3,172)	(518)

Net cash used in investing activities		(457,599)	(327,695)	(53,545)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

HANWHA SOLARONE CO., LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS – CONT’D

		For the Nine Months Ended September 30,
	Note	2012	2013	2013
		(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)	(unaudited)
Cash flows from financing activities:
Proceeds from short-term borrowings		2,560,545	1,844,579	301,402
Repayment of short-term borrowings		(2,864,806)	(1,888,138)	(308,519)
Change in restricted cash		56,549	38,369	6,269
Repurchase of convertible bonds	9	(299,271)	—	—
Proceeds from long-term borrowings		1,369,370	617,970	100,975
Repayment of long-term borrowings		(100,501)	(640,568)	(104,668)
Proceeds from the issuance of long-term notes	8	—	627,450	102,525
Arrangement fee for short-term borrowings		(6,373)	(6,642)	(1,085)
Arrangement fee and other related cost for long-term borrowings		(15,759)	(14,237)	(2,327)
Arrangement fee and other related cost for long-term notes		—	(5,577)	(911)

Net cash provided by financing activities		699,754	573,206	93,661

Net (decrease)/ increase in cash and cash equivalents		(369,391)	373,284	60,994
Cash and cash equivalents at the beginning of period		1,976,555	676,476	110,535

Cash and cash equivalents at the end of period		1,607,164	1,049,760	171,529

Supplemental disclosure of cash flow information:
Interest paid		138,115	132,873	21,711
Income tax paid (refund)		46,663	(43,183)	(7,056)
Realized gain from derivative contracts	7	20,269	14,389	2,351
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities		(190,275)	(214,274)	(35,012)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

HANWHA SOLARONE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Number of ordinary shares	Amount	Additional paid-in capital	Statutory reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss -foreign currency	Total shareholders’ equity
			(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Balance as of January 1, 2012		422,395,432	315	3,996,418	174,456	132,426	—	4,303,615
Vesting of restricted stock units	10	696,870	1	(1)	—	—	—	—
Settlement of restricted stock units vested with shares held by depository bank		(696,870)	—	—	—		—	—
Share-based compensation		—	—	6,001	—	—	—	6,001
Shares issued to depository bank		1,000,000	—	—	—	—	—	—
Net loss for the period		—	—	—	—	(892,449)	—	(892,449)
Other comprehensive loss		—	—	—	—	—	(861)	(861)

Balance as of September 30, 2012 (unaudited)		423,395,432	316	4,002,418	174,456	(760,023)	(861)	3,416,306
Vesting of restricted stock units	10	393,740	—	—	—	—	—	—
Settlement of restricted stock units vested with shares held by depository bank		(393,740)	—		—	—	—	—
Share-based compensation		—	—	1,781	—	—	—	1,781
Net loss for the period		—	—	—	—	(670,410)	—	(670,410)
Other comprehensive loss		—	—	—	—	—	(358)	(358)

Balance as of December 31, 2012		423,395,432	316	4,004,199	174,456	(1,430,433)	(1,219)	2,747,319
Vesting of restricted stock units	10	635,625	—	—	—	—	—	—
Settlement of restricted stock units vested with shares held by depository bank		(635,625)	—	—	—	—	—	—
Share-based compensation		—	—	2,289	—	—	—	2,289
Shares issued to depository bank		1,000,000	—	—	—	—	—	—
Net loss for the period		—	—	—	—	(852,260)	—	(852,260)
Other comprehensive loss		—	—	—	—	—	(221)	(221)

Balance as of September 30, 2013 (unaudited)		424,395,432	316	4,006,488	174,456	(2,282,693)	(1,440)	1,897,127

Balance as of September 30, 2013, in US$’000 (unaudited)			52	654,655	28,506	(372,989)	(235)	309,989

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

1.	ORGANIZATION AND BASIS OF PRESENTATION

Hanwha SolarOne Co., Ltd. (the “Company’’) was incorporated under the laws of the Cayman Islands on June 12, 2006.

The Company through its subsidiaries are principally engaged in development, manufacturing and sales of photovoltaic products.

On July 8, 2013, the Group established a wholly-owned subsidiary, Nantong Hanwha PV-Tech Energy Co., Ltd. (“Nantong Tech”) with registered capital of RMB500,000. The principal activity of Nantong Tech is to provide solar systems integration services in China.

Unaudited Interim Condensed Consolidated Financial Statements

The accompanying unaudited interim condensed consolidated financial statements of Hanwha SolarOne Co., Ltd. (the “Company’’) and its subsidiaries (collectively the “Group’’) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information using accounting policies that are consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2012. Accordingly, these unaudited interim condensed consolidated financial statements do not include all of the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements, which comprise the condensed consolidated balance sheet of the Company as of September 30, 2013, the condensed consolidated statements of comprehensive loss, cash flows and changes in shareholders’ equity for the nine months ended September 30, 2012 and 2013, reflect all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the Company’s consolidated financial position as of September 30, 2013, the Company’s consolidated results of operations, cash flows and changes in shareholders’ equity for the nine months ended September 30, 2012 and 2013. Interim period results are not necessarily indicative of results of operations or cash flows for a full-year or any subsequent interim period. The consolidated balance sheet at December 31, 2012 has been derived from the audited financial statements at that date, but does not include all disclosures required by U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F dated April 29, 2013 for the year ended December 31, 2012.

Use of Estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but not limited to, provision for doubtful debts, provision for advance to suppliers, provision for warranty, inventory write-down, useful lives of fixed assets and intangible assets, impairment of fixed assets and intangible assets, valuation allowances of deferred tax assets, stock-based compensation expenses, fair values of derivative contracts and fair value of conversion feature of convertible bonds. Management bases estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from these estimates, and as such, differences may be material to the financial statements.

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

Comparative Information

Certain items in the audited consolidated financial statements as of December 31, 2012 have been reclassified to conform to current year’s presentation to facilitate comparison.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts and notes payable, short-term bank borrowings, amounts due to/from related parties, long-term bank borrowings, long-term notes, convertible bonds, foreign exchange derivative contracts, commodity derivative contracts and interest rate swap derivative contracts. The carrying amounts of these financial instruments other than long-term bank borrowings, long-term notes, convertible bonds, foreign exchange derivative contracts, commodity derivative contracts and interest rate swap derivative contracts approximate their fair values due to the short-term maturity of these instruments. The long-term bank borrowings and long-term notes also approximate their fair value since they bear interest rates which approximate market interest rates.

The conversion option was bifurcated from the convertible bonds at its fair value and the residual value allocated to the convertible bonds was accreted to the redemption amount using the effective interest method (Note 9, 15). The conversion option is subsequently remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The Group determined their fair values with the assistance of an independent third-party valuation firm.

The foreign exchange derivative contracts, commodity derivative contracts and interest rate swap derivative contracts are also measured at fair value with changes in fair value recorded to the current period expense (Note 7, 15).

Convenience Translation

Amounts in U.S. Dollar (“US$”) are presented for the convenience of the reader and are calculated at the noon buying rate of US$1.00 to Renminbi (“RMB”) 6.1200 on September 30, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recent Accounting Pronouncements

In March 2013, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2013-05 (“ASU 2013-05”), Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity, which specifies that a cumulative translation adjustment (“CTA”) should be released into earnings when an entity ceases to have a controlling financial interest in a subsidiary or group of assets within a consolidated foreign entity and the sale or transfer results in the complete or substantially complete liquidation of the foreign entity. For sales of an equity method investment that is a foreign entity, a pro rata portion of CTA attributable to the investment would be recognized in earnings when the investment is sold. When an entity sells either a part or all of its investment in a consolidated foreign entity, CTA would be recognized in earnings only if the sale results in the parent no longer having a controlling financial interest in the foreign entity. In addition, CTA should be recognized in earnings in a business combination achieved in stages. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt ASU 2013-05 on January 1, 2014 and does not expect the adoption to have a material impact on its consolidated financial statements.

In July 2013, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2013-11 (“ASU 2013-11”), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which reduces diversity in practice by providing guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. For public entities, ASU 2013-05 is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. The Company will adopt ASU 2013-05 on January 1, 2014 and is currently assessing the impact on its consolidated financial statements.

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

3.	INVENTORIES – NET

Inventories consist of the following:

	As of December 31,	As of September 30,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Raw materials	187,392	289,736	47,343
Work-in-progress	26,800	119,983	19,605
Finished goods	624,535	383,381	62,644

	838,727	793,100	129,592

The write-down of inventories were RMB272,125,000 and RMB102,986,000 (US$16,827,778) for the nine months ended September 30, 2012 and 2013, respectively.

4.	OTHER CURRENT ASSETS - NET

Other current assets consist of the following:

	As of December 31,	As of September 30,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Value-added tax (“VAT”) recoverable	162,195	155,644	25,432
Prepaid expenses (net of provision of loss of nil and RMB11,854,000 as of December 31, 2012 and September 30, 2013 (unaudited), respectively)	65,435	48,751	7,966
Income taxes recoverable	48,268	2,125	347
Other receivables (net of provision of loss of RMB104,505,000 as of December 31, 2012 and September 30, 2013 (unaudited))	20,064	27,255	4,454
Notes receivable	2,681	9,344	1,527
Unbilled solar systems integration revenue	60,822	—	—

	359,465	243,119	39,726

VAT recoverable represents the excess of VAT expended on purchases over the VAT collected from sales. This amount can be applied against future VAT collected from customers or may be reimbursed by the tax authorities under certain circumstances.

Income taxes recoverable represent the excess of income taxes paid to tax authority over the current income taxes. This amount can be applied against income taxes in future years or may be reimbursed by the tax authorities.

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

5.	BANK BORROWINGS

	As of December 31,	As of September 30,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Total bank borrowings	3,914,682	3,787,045	618,799

Comprised of:
Short-term	1,162,372	1,057,333	172,767
Long-term, current portion	467,204	209,032	34,156

	1,629,576	1,266,365	206,923
Long-term, non-current portion	2,285,106	2,520,680	411,876

	3,914,682	3,787,045	618,799

The short-term bank borrowings outstanding as of December 31, 2012 and September 30, 2013 bore an average interest rate of 4.204% and 3.688% per annum, respectively, and were denominated in RMB and US$. These borrowings were obtained from financial institutions and have terms of one month to one year.

The long-term bank borrowings outstanding as of December 31, 2012 and September 30, 2013 bore an average interest rate of 4.245% and 3.609% per annum, respectively, and were denominated in RMB and US$. These borrowings were obtained from financial institutions.

The Group breached certain bank covenants on its long-term borrowing agreement with KDB Asia Limited (as the lead lenders in the agreement) as of the assessment date of June 30, 2013. In September 2013, the Group obtained waiver letters from KDB Asia Limited as remedies for the breach of the loan covenants as of June 30, 2013 and it is probable that the Group will be able to cure the default at measurement dates that are within the next 12 months. Consequently, RMB1,106,640,000 (US$180,823,529) under the bank borrowing agreements with KDB Asia Limited continue to be classified as non-current as of September 30, 2013.

The current and non-current portions of long-term bank borrowings as of September 30, 2013 will be due in installments between the periods of October 1, 2013 to September 30, 2014 and October 1, 2014 to September 30, 2016, respectively.

As of September 30, 2013, the maturities of these long-term bank borrowings were as follows:

	As of September 30,
	2013	2013
	(RMB’000)	(US$’000)
	(unaudited)
Within 1 year	209,032	34,156
Between 1 and 2 years	1,573,888	257,171
Between 2 and 3 years	946,792	154,705

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

5.	BANK BORROWINGS (CONT’D)

Bank borrowings as of December 31, 2012 and September 30, 2012 were secured/guaranteed by the following:

December 31, 2012

Amount	Secured/guaranteed by

(RMB’000)
1,131,390	Guaranteed by Hanwha Chemical Corporation (“Hanwha Chemical”)
1,003,782	Guaranteed by the Company and other subsidiaries of the Group
634,773	Jointly guaranteed by (i) the Company and other subsidiaries of the Group ,and (ii) the Group’s premises and land use rights with net book value of RMB53,127,000 and RMB22,660,000, respectively
628,550	Guaranteed by the Group’s plant and machinery with net book value of RMB364,783,000
404,305	Jointly guaranteed by (i) the Company, and (ii) the Group’s premises and land use rights with net book value of RMB56,259,000 and RMB33,416,000, respectively
111,882	Guaranteed by letters of credit for lenders issued by Bank of Shanghai Nanjing Branch, which was valued as US$20,000,000

3,914,682

September 30, 2013

Amount	Secured/guaranteed by

(RMB’000)
(Unaudited)
1,721,440	Guaranteed by Hanwha Chemical
614,386	Guaranteed by the Company and other subsidiaries of the Group
594,143	Jointly guaranteed by (i) the Company and other subsidiaries of the Group ,and (ii) the Group’s premises with net book value of RMB68,382,000 (US$11,173,529)
614,800	Guaranteed by the Group’s plant and machinery with net book value of RMB332,601,000 (US$54,346,569)
242,276	Jointly guaranteed by (i) the Company, and (ii) the Group’s premises and land use rights with net book value of RMB56,365,000 (US$9,209,967) and RMB32,904,000 (US$5,376,471), respectively

3,787,045

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

6.	INCOME TAXES

As of September 30, 2013, the Group’s unrecognized tax benefit is RMB143,473,000 (US$23,443,301) which related to tax incentives received and tax resident status. It is possible that the amount accrued will change in the next 12 months as a result of new interpretive guidance released by the PRC tax authorities; however, an estimate of the range of the possible change cannot be made at this time. The unrecognized tax benefits, if ultimately recognized, will impact the effective tax rate. As of December 31, 2012 and September 30, 2013, the Group did not accrue any penalties and interests related to the unrecognized tax benefits.

The Group’s income tax expenses were RMB24,329,000 and RMB257,676,000 (US$42,103,922) for the nine months ended September 30, 2012 and 2013, respectively. The Group’s effective tax rates are (3%) and (43%) for the nine months ended September 30, 2012 and 2013, respectively. The effective tax rate differences compared with PRC statutory income tax rate of 25% were primarily due to changes in the valuation allowance for deferred tax assets and foreign tax rate differences of Cayman Islands company.

On September 30, 2013, as a result of the Group’s assessment on the realizability of deferred tax assets, an additional valuation allowance of RMB283,446,000 (US$46,314,706) was recorded to reduce deferred tax assets to a net amount that management concluded was more-likely-than-not of being realizable based on the weight of all available evidence.

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

7.	DERIVATIVE CONTRACTS

The Group is exposed to certain risks related to its business operations. The risks that the Group seeks to manage by using derivative instruments are fluctuations in foreign exchange rates, the purchase price for silver and aluminum and interest rates. The Group recognizes all derivative instruments as either assets or liabilities at fair value in the unaudited interim condensed consolidated balance sheets (see Note 15). The Group’s derivatives are not designated and do not qualify as hedges and are adjusted to fair value through current earnings.

The following table reflects the location in the unaudited interim condensed consolidated statements of comprehensive loss and the amount of realized and unrealized gains/(losses) recognized in income for the derivative contracts not designated as hedging instruments for the nine months ended September 30, 2012 and 2013:

	Statement of comprehensive loss location	Nine Months Ended September 30,
		2012	2013
		(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)	(unaudited)
Foreign exchange derivative contracts (not designated as hedging instruments)—realized	Changes in fair value of derivative contracts	38,046	27,926	4,563
Foreign exchange derivative contracts (not designated as hedging instruments)—unrealized	Changes in fair value of derivative contracts	(35,005)	12,274	2,005
Commodity derivative contracts (not designated as hedging instruments)—realized	Changes in fair value of derivative contracts	(17,777)	(13,537)	(2,212)
Commodity derivative contracts (not designated as hedging instruments)—unrealized	Changes in fair value of derivative contracts	25,883	1,809	296
Interest rate swap derivative contracts (not designated as hedging instruments)—unrealized	Changes in fair value of derivative contracts	(3,133)	231	38

		8,014	28,703	4,690

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

7.	DERIVATIVE CONTRACTS (CONT’D)

The following table reflects the fair values of derivatives included in the interim condensed consolidated balance sheets as of December 31, 2012 and September 30, 2013:

	Balance sheet location	Fair value as of
		December 31, 2012	September 30, 2013
		(RMB’000)	(RMB’000)	(US$’000)
			(unaudited)
Derivative assets (not designated as hedging instruments):
Foreign exchange derivative contracts	Current assets: Derivative contracts	—	5,310	868

Derivative liabilities (not designated as hedging instruments):
Foreign exchange derivative contracts	Current liabilities: Derivative contracts	7,732	768	125
Commodity derivative contracts	Current liabilities: Derivative contracts	1,809	—	—
Interest rate swap derivative contracts	Current liabilities: Derivative contracts	7,770	7,539	1,232

		17,311	8,307	1,357

8.	LONG-TERM NOTES

On January 14, 2013, the Company’s wholly owned subsidiary, Hanwha SolarOne Hong Kong Limited (“SolarOne HK”), issued and sold three-year US$100,000,000 notes (“2013 Notes”). The 2013 Notes bear interest at a floating rate indexed to 3-month LIBOR plus a margin of 2.23% per annum. Interests are payable quarterly on April 15, July 15, October 15 and January 15 of each year, commencing on April 15, 2013. The 2013 Notes will mature on January 15, 2016 and repayable at its principal amount plus accrued and unpaid interest thereon.

The net proceeds from the issuance, after deducting offering expenses, were US$99,700,000, which will be used for general working capital purposes. All the payments on the Notes are guaranteed by Hanwha Chemical (“Guarantor”). The 2013 Notes contain financial covenants requiring the Group and the Guarantor to maintain minimum debt-to-equity ratios and will be assessed on semi-annual basis. The Group and Guarantor met the financial covenant requirements as of the assessment date of June 30, 2013. In addition, the notes are unsecured and rank lower than any secured obligation of the group and have the same liquidation priority as any other unsecured liabilities of the Group, but senior to those expressly subordinated obligations, if any. SolarOne HK may redeem the 2013 Notes upon certain taxation reasons at a price equal to 100% of the principal amount of the 2013 Notes plus accrued and unpaid interest thereon. In addition, SolarOne HK may, at its discretion, redeem all or any portion of the 2013 Notes in the market at any time at the then-prevailing market price. As of September 30, 2013, SolarOne HK does not intend to redeem any portion of the Notes prior to the stated maturity date. Upon certain events of default, SolarOne HK is required to redeem all of the 2013 Notes at a price equal to 100% of the principal amount of the 2013 Notes plus accrued and unpaid interest.

The Notes were issued at par. Direct debt issuance costs of RMB1,882,000 (US$307,516) are deferred and amortized over the life of the 2013 Notes using the effective interest rate method.

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

9.	CONVERTIBLE BONDS

On January 29, 2008, the Company issued in aggregate principal amount of US$172,500,000 Convertible Senior Notes (the “2008 Notes”) due January 15, 2018 to third-party investors (the “Holders”). The 2008 Notes bear interest at a rate of 3.5% per annum, payable on January 15 and July 15 of each year, commencing on July 15, 2008.

The Holders may require the Company to redeem all or a portion of the 2008 Notes on January 15, 2015, at a price equal to 100% of the principal amount of the 2008 Notes to be repurchased plus accrued and unpaid interest. The Holders may also require the Company to redeem all or a portion of the 2008 Notes at a price equal to 100% of principal amount of the 2008 Notes to be repurchased plus accrued and unpaid interest upon the occurrence of a fundamental change, which is defined as a change in control or a termination of trading. In addition, the Company may redeem part or all of the 2008 Notes on and after January 20, 2015, at a price equal to 100% of the principal amount of the 2008 Notes to be repurchased plus accrued and unpaid interest, provided the Company’s ADSs trading price meets certain conditions. At the Holders’ option, the principal amount of the 2008 Notes may be converted into the Company’s ADSs initially at a conversion rate of 52.2876 ADSs (equivalent to an initial conversion price of approximately US$19.125 per ADS) per US$1,000 principal amount of the 2008 Notes, at any time prior to maturity. The applicable conversion rate will be subject to adjustment in certain circumstances.

The 2008 Notes were initially recorded at the principal amount of US$172,500,000. Direct debt issuance costs of RMB40,459,198 are deferred and amortized over the life of the 2008 Notes using the effective interest rate method. At the commitment date on January 29, 2008, the Company evaluated and determined that the redemption and put options do not require bifurcation from the 2008 Notes under the requirements of ASC 815-10 because they are clearly and closely related to the debt host instrument. No beneficial conversion feature was recognized as the effective conversion price per ADS of US$19.125 was higher than the fair value per ADS of the Company at the commitment date (January 29, 2008) of US$17.73.

The adoption of ASC 815-40, Derivatives and Hedging: Contracts in Entity’s Own Equity, on January 1, 2009 revised the Company’s accounting for the conversion option of the 2008 Notes. The Company evaluated the conversion option of the 2008 Notes upon adoption of ASC 815-40 and determined that the conversion option qualified for derivative accounting because the conversion option, if freestanding, is not considered to be indexed to the Company’s own stock.

Accordingly, the conversion option was bifurcated from the 2008 Notes upon adoption of ASC 815-40 as a derivative liability at an initial fair value of RMB962,993,000. Changes in fair value of the conversion options are recognized through the statements of comprehensive loss. For the nine months ended September 30, 2013, the Company recorded a loss of RMB38,662,000 (US$6,317,320) (2012: a loss of RMB7,103,000) resulting from the change in fair value of the conversion option. As of September 30, 2013, the conversion option, which has been combined with the 2008 Notes on the balance sheet, was recorded at a fair value of RMB46,570,000 (US$7,609,477) (2012: RMB7,908,000).

The Company repurchased the 2008 Notes with total principal amount of US$71,900,000 and Nil with total consideration of RMB299,271,000 and Nil from the open market in the nine months ended September 30, 2012 and 2013, respectively, and recognized a loss on the extinguishment of debt of RMB82,713,000 and Nil as a result of the repurchase.

For the nine months ended September 30, 2013, the interest expense for the 2008 Notes was RMB98,260,000 (US$16,055,556).

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

9.	CONVERTIBLE BONDS (CONT’D)

As of December 31, 2012 and September 30, 2013, the fair value and carrying value of the convertible bonds is as follows:

	As of December 31,	As of September 30,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
		(unaudited)
Fair value *	486,767	568,869	92,952
Carrying value	368,590	477,635	78,045

*	The fair value of the convertible bonds is determined using binomial model using significant unobservable inputs (level 3) with reference to market quote on the trade price of the convertible bonds as of December 31, 2012 and September 30, 2013, respectively.

10.	SHARE OPTION PLANS

During the nine months ended September 30, 2012 and 2013, the Board of Directors approved grants of 420,000 and 5,000 RSUs under the 2007 Equity Incentive Plan, respectively, to certain of the participants of the plan. Out of the 65,000 RSUs issued in 2013, 15,000 Restricted Stock Units (“RSUs”) were granted to each of the Company’s existing four independent directors, which will vest in batches of 5,000 RSUs each year beginning on July 1, 2013.

The following table summarized the Company’s RSU activity under 2007 Equity Incentive Plan:

	Number of RSUs
	2012	2013
Unvested, January 1,	793,750	666,565
Granted	450,000	65,000
Vested	(139,374)	(127,125)
Forfeited	(265,625)	(364,626)

Unvested, September 30, (unaudited)	838,751	239,814

The following table sets forth the components of share-based compensation expense for share option and restricted share issued to employees from the Company’s share option scheme both in absolute amounts for the periods for the nine months ended September 30, 2012 and 2013 is as follows:

	Nine Months Ended September 30,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
	(unaudited)	(unaudited)
Cost of revenues	2,352	560	92
Selling expenses	749	275	45
General and administrative expenses	2,473	1,190	194
Research and development expenses	427	264	43

	6,001	2,289	374

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

11.	REDEEMABLE ORDINARY SHARES

On January 29, 2008 and concurrently with the convertible bond issuance, the Company issued and sold 9,019,611 ADSs, representing 45,098,055 of the Company’s ordinary shares at the par value per share of US$0.0001.

The Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the convertible bonds cease to be outstanding. Such rights will expire one month after the maturity of the convertible bonds. In addition, the holders of the ADSs have the right to request the Company to repurchase the ADSs at par value at any time by giving prior notice. Since the holders have the ability to require the repurchase of the ADSs, which is outside the control of the Company, the ordinary shares underlying the ADSs have been classified as mezzanine equity. The holders are entitled to receive all cash and non-cash distributions that an ordinary shareholder would receive but such distributions are required to be paid back to the Company upon repurchase of the ADSs.

The adoption of ASU 2009-15, Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing, on January 1, 2010 revised the Company’s accounting for the redeemable ordinary shares. The Company evaluated the redeemable ordinary shares concurrently with the bonds upon adoption of ASU 2009-15 and determined that the redeemable ordinary shares issued qualified as an own-share lending arrangement because the purpose of issuance of the shares was to increase the availability of the Company’s shares and facilitate the ability of the holders to hedge the conversion option in the Company’s convertible debt and the Company is entitled to repurchase any or all of the ADSs at par value on any business day after the entire principal amount of the convertible bonds ceases to be outstanding.

Accordingly, the share-lending arrangement upon adoption of ASU 2009-15 is measured at fair value, and recognized as an issuance cost with an offset to redeemable ordinary shares. ASU 2009-15 requires the Company to recognize the cumulative effect of the change in accounting principle as an adjustment to the opening balance of retained earnings. An adjustment of US$3,076 (approximately RMB22,000), which represents the fair value that would have been recognized if the guidance in ASU 2009-15 had been applied from the issuance date on January 29, 2008, was recorded on January 1, 2010 to issuance cost with an offset to redeemable ordinary shares.

12.	ACCRUED WARRANTY COSTS

The Group’s warranty activity is summarized below:

	Nine Months Ended September 30,
	2012	2013	2013
	(RMB’000)	(RMB’000)	(US$’000)
	(unaudited)	(unaudited)
Beginning balance	162,133	177,869	29,063
Warranty provision	25,983	31,226	5,102
Warranty reversal	(9,569)	(9,605)	(1,569)
Warranty claims	(7,077)	(24,413)	(3,989)

Ending balance	171,470	175,077	28,607

The accrued warranty costs of RMB175,077,000 (US$28,607,353) was included in “Accrued expenses and other liabilities” in these interim condensed consolidated financial statements as of September 30, 2013.

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

13.	COMMITMENTS AND CONTINGENCIES

Acquisition of fixed assets

As of September 30, 2013, the Group had commitments of approximately RMB337,564,000 (US$55,157,516) related to the acquisition of fixed assets. The commitment for acquisition of fixed assets is expected to be settled within the next twelve months.

Operating lease commitments

The Group has entered into leasing arrangements relating to office premises and other facilities that are classified as operating leases. Future minimum lease payments for non-cancelable operating leases as of September 30, 2013 are as follows:

	As of September 30, 2013
	(RMB’000)	(US$’000)
	(unaudited)
October 1, 2013 to December 31, 2013	1,207	197
Year 2014	2,650	433
Year 2015 and thereafter	2,335	382

Total	6,192	1,012

The terms of the leases do not contain rent escalation or contingent rent.

Purchase of raw materials

The commitments related to framework contracts to purchase raw materials as of September 30, 2013 are as follows:

	As of September 30, 2013
	(RMB’000)	(US$’000)
	(unaudited)
October 1, 2013 to December 31, 2013	35,029	5,724

The above listing of amounts and timing of purchases are based on management’s best estimate using existing terms in the framework contracts, as amended or supplemented. To the extent the terms of the contracts are revised through negotiation or agreement between the Group and its suppliers, the amount or timing of purchases could change.

Litigation

The Group was involved in certain cases pending in various PRC and U.S. courts and arbitration as of September 30, 2013. For certain proceedings, the Group is currently unable to estimate the reasonably possible loss or a range of reasonably possible losses. The Group is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, or the progress of settlement negotiations. On an annual basis, the Group reviews relevant information with respect to litigation contingencies, and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

13.	COMMITMENTS AND CONTINGENCIES (CONT’D)

Litigation (Cont’d)

For certain proceedings that the Group is involved as the plaintiff and expects favorable outcome, an estimated gain from a gain contingency is not reflected in the statement of financial position or statements of comprehensive loss until the realization of the gain contingency.

Income Taxes

Effective from January 1, 2007, the Group adopted ASC 740-10, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. ASC 740-10 also provides guidance on de-recognition of income tax assets and liabilities, classification current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2012 and September 30, 2013, the Group has recorded an unrecognized tax benefit for RMB143,473,000 (US$23,443,301).

14.	LOSS PER SHARE

Basic and diluted net loss per share for each period presented are calculated as follows (in thousands, except share and per share amounts):

	For the Nine Months Ended September 30,
	2012	2013	2013
	RMB(‘000)	RMB(‘000)	US$(‘000)
	(unaudited)	(unaudited)
Numerator:
Loss attributable to ordinary shareholders — basic and diluted	(892,449)	(852,260)		(139,259)

Denominator:
Weighted-average number of shares outstanding, opening	421,676,232	422,766,842		422,766,842
Weighted-average number of new ordinary shares issued in connection with exercise of options and vesting of RSUs	355,555	347,256		347,256

Weighted-average number of shares outstanding — basic and diluted	422,031,787	423,114,098		423,114,098

Basic net loss per share	RMB (2.11)	RMB (2.01)	US$	(0.33)

Diluted net loss per share	RMB (2.11)	RMB (2.01)	US$	(0.33)

During the nine months ended September 30, 2012 and 2013, the Company issued 1,000,000 and 1,000,000 ordinary shares, respectively, to its share depository bank which have been and will continue to be used to settle stock option awards upon their exercise. No consideration was received by the Company for this issuance of ordinary shares. These ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and, therefore, have been excluded from the computation of earnings per share. Any ordinary shares not used in the settlement of stock option awards will be returned to the Company.

For the nine months ended September 30, 2012 and 2013, the potential dilutive effect in relation to the stock options, unvested RSUs and convertible bonds were excluded as they have an anti-dilutive effect. The redeemable shares have been excluded in both basic and diluted net loss per share as they are not entitled to the earnings of the Company.

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

15.	FAIR VALUE MEASUREMENTS

ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Foreign currency and commodity derivatives and interest rate swap are classified within Level 2 because they are valued using models utilizing market observable and other inputs.

The inputs used to measure the fair value of the conversion option of convertible bonds were largely unobservable, and, accordingly, the measurement was classified as Level 3. The fair value of the conversion option of convertible bonds was estimated using the binomial approach. The following assumptions were used for estimating the fair value:

	As of December 31, 2012		As of September 30, 2013
			(unaudited)
Underlying share price	US$	1.01	US$	4.45
Conversion price	US$	19.125	US$	19.125
Time to maturity		5.04 years		4.29 years
Risk-free rate		0.73%		1.12%
Expected volatility		99.74%		83.21%
Comparable yield to maturity		17.32%		10.94%

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

15.	FAIR VALUE MEASUREMENTS (CONT’D)

Underlying share price is the Company’s closing price as listed on NASDAQ on December 31, 2012 and September 30, 2013. The conversion price is the initial conversion price of the convertible bonds. Time to maturity is the remaining years from balance sheet date to January 15, 2018, the maturity date of the convertible bonds. The risk-free rate is derived from the United States Treasury zero coupon risk-free rates with the remaining terms equal to the time to maturity as of December 31, 2012 and September 30, 2013. The Company estimates the expected volatility and comparable yield to maturity based on a combination of the Company’s historical performance and the performance of comparable publicly listed companies.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and September 30, 2013 are summarized below:

	Fair value measurements at December 31, 2012 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at December 31, 2012
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
Cash and cash equivalents
- Time deposits	676,476	—	—	676,476
- Restricted cash	150,462	—	—	150,462
Foreign currency / commodity / interest rate swap derivatives
- Financial liabilities	—	17,311	—	17,311
Conversion option of convertible bonds	—	—	7,908	7,908

	Fair value measurements at September 30, 2013 using:
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value at September 30, 2013
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(US$’000)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents
- Time deposits	1,049,760	—	—	1,049,760	171,529
- Restricted cash	417,724	—	—	417,724	68,256
Foreign currency / commodity / interest rate swap derivatives
- Financial assets	—	5,310	—	5,310	868
- Financial liabilities	—	8,307	—	8,307	1,357
Conversion option of convertible bonds	—	—	46,570	46,570	7,609

HANWHA SOLARONE CO., LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND SEPTEMBER 30, 2013

AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2013

15.	FAIR VALUE MEASUREMENTS (CONT’D)

The following is a reconciliation of the liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine months ended September 30, 2012 and 2013.

Conversion option of convertible bonds
(RMB’000)
Balance as of January 1, 2012	13,182
Repurchase of convertible bonds	(10,966)
Unrealized loss	7,103

Balance as of September 30, 2012 (unaudited)	9,319
Unrealized gain	(1,411)

Balance as of December 31, 2012 and January 1, 2013	7,908
Unrealized gain	38,662

Balance as of September 30, 2013 (unaudited)	46,570

The amount of realized or unrealized gain/loss is included in the consolidated statements of comprehensive loss in “Changes in fair value of conversion feature of convertible bonds.”